CONTROLADORA COMERCIAL MEXICANA ("CCM") ANNOUNCES RESULTS FOR THE THIRD QUARTER 2005.

(Mexico City, October 27, 2005) Controladora Comercial Mexicana (BMV: "Comerci"; NYSE: "MCM") announces on this date its Third Quarter 2005 results.

This report shows the status of the Company in terms of operation as well as the financial statements for the period ended September 30, 2005.

Same store sales present mix results still they are considered very positive, increasing significantly during July and August and slightly decreasing in September. It is important to point out that last month’s sales decrease was basically due to the fact that in 2004 we won the uniforms’ bid with the D.F. Government but this year we did not participate, giving the result of an important monthly sales decrease but with very positive margin results.

Financial results:

During this quarter same store sales increased 3.0% and 7.5% in net sales compared to same period of 2004. Excluding the D.F. Government vouchers effect our same store sales would have grown 3.8%. Nevertheless during the quarter we observed an important recovery in this concept with the best increase ever since the same quarter of 2000.

Gross profit increased 7.5% representing the same gross margin of 20.7% in 2004.

Operating expenses increased 4.1% compared to 2004 representing 48 basis points improvement as a result of the tightening imposed in practically all different expenses in the Company.

As a result, the operating profit increased 17.0% representing a margin of 5.4% in 2004 and 5.9% in 2005 and EBITDA increased 15.2% from 7.1% to 7.6% of net sales in 2004 and 2005 respectively.

With respect to integral cost of financing it had a swing of 189% and it is worth mentioning the following:

During the individual quarter interest paid increased 197.5% as a result of the following factors:

  Banks’ commissions paid for all credit events given during this quarter and that nowadays they include more areas of the store.
  Interests from these programs also increased compared to last year’s.
  The recognition of mark-to-market operations from the hedging program and,
  The expenses recognition for the new bond’s placement, the Udi’s tender as well as the makewhole premium paid on the $100 million dollars bond.

From this year it is mandatory the C-10 Accounting Bulletin. From our point of view this document increases the volatility for the Company’s results for we are now exploring hedging operations that could reduce this effect.

Interests gained in this period increased 5.0%.

FX profit decreased from $72.6 million in 2004 to $10.6 million in 2005 as a consequence of a lower revaluation of the peso-dollar parity during this quarter.

Other non-financial operations registered $2.3 million loss in 2004 to $28.3 million loss in 2005 mainly due to several concepts as the charges from past exercises according Bulletin D-3 and due to write-off on fixed assets from the closing of stores.

Net effect of deferred and income taxes represented $105.7 million in the third quarter compared to $129.1 million in 2005.

Due to above-mentioned net profit decreased 36.9% from 5.6% in 2004 to 3.3% in 2005.

In cumulative terms we present the following:

Same stores sales increased 1.3% and total sales increased 4.4%.

Gross profit increased 6.7% showing an improvement of 44 basis points to conclude with 20.8% in 2005.

Operating expenses increased 1.8% representing a reduction of 40 basis points in the percentage of net sales in 2005 compared to same period of 2004.

As a result, operating results increased 23.8% representing 4.5% and 5.4% of net sales and EBITDA increased 16.4% representing 6.5% and 7.2% as percentage of sales for 2004 and 2005 respectively.

Interests paid increased 135.8% basically as a consequence of commissions paid to banks for credit programs that have considerably increased this year compared to 2004; the mark-to-market hedging operations; and mostly for the Udi tender and the makewhole premium paid on the $100 million dollar bond we had until June this year, representing an amount of $12 million dollars.

This effect required cash expense from the Company affecting the results during this year only for one occasion. Furthermore the debt restructure will benefit the Company in several means as the debt rate decreased from 7.56% to 6.625% and the life period increases from 3.6 years to 9.6 years.

Interests gained for the same period decreased 10.9%.

Exchange profit had a decrease of $94.6 million in 2004 compared to $70.6 million in 2005 as a result of a lower revaluation of the peso-dollar parity during this quarter.

Monetary position results decreased 44.2% due to a lower inflation during this year.

Net effect of deferred and income taxes represented practically the same amount with $353.2 million in 2004 compared to $356.9 million in 2005 with an effective tax rate of 25.3% and 25.8% for both years respectively.

As a result net profit decreased 1.7% from 3.8% in 2004 to 3.5% in 2005.

Regarding the General Balance it is worth mentioning the following:

Majority stockholder’s equity increased 9.9% from $14,691.5 million in 2004 to $16,142.1 million in 2005.

So far this year $1,847.0 million pesos have been invested. On September 30, 2005 the Company had 185 stores in its five formats and 60 Restaurantes California. During this quarter two Costco warehouses were opened as well as three Megas, one Bodega, one Sumesa, one Restaurante California and two Comercial Mexicana were converted into Megas in Irapuato and Cuernavaca.

We consider the Working Capital, net difference between inventory and suppliers turnover, an important source of liquidity for the Company. Today in cumulative terms the balance reflects a difference of 12 days for the closing of September 2005 and 2004.

Finally we would like to add that during this year our performance in sales and margins have been improved and during this quarter the Company carries on with its expansion program.

Regards,

Francisco Martínez de la Vega
Chief Financial Officer

Geographic Distribution
As of Sept. 30, 2005
ZONE	C.M.	BOD. C.M.	MEGA	SUMESA	COSTCO	TOTAL STORES	Rest. CALIF.	SQ.FT.	AREA %

Metropolitan Zone
Metrop.	18	25	18	16	6	83	32	5,289,660	38.20%

Center
Aguascalientes	1	2			1	4	1	305,630
Celaya	1		1		1	3	1	257,634
Cuautla	1					1	1	87,188
Cuernavaca	2		3	4	1	10	2	618,300
Guadalajara	1		1		1	3		306,071
Guanajuato	1					1		42,668
Irapuato			1			1	1	99,889
León	2		1		1	4	1	344,219
Manzanillo	1					1		43,228
Michoacan, Zam.	1					1		44,595
Morelia	2		1		1	4	2	331,184
Pachuca	1		1			2	1	142,030
Pto.Vallarta	1		1			2	1	122,020
Puebla	2	1	3		1	7	3	706,768
Querétaro	3	1	1		1	6	2	540,929
Salamanca	1					1		82,979
San Luis Potosí	2	1	1		1	5	1	448,327
Toluca	1	1				2	2	177,852
Uruapan	1					1		43,045
Total	25	6	15	4	9	59	19	4,744,555	34.20%

Northwest
Culiacan	1					1		100,158
Baja California	1		1		1	3		290,070
Ensenada					1	1		136,002
Mazatlan			1			1		92,957
Mexicali	1		2		1	4	1	369,675
Tijuana	7				2	9	1	778,467
Hermosillo					1	1		101,310
Total	10	0	4	0	6	20	2	1,869,539	13.50%

Northeast
Tampico			1			1		81,881
Monterrey					2	1		267,063
Total	0	0	1	0	2	2	0	348,944	2.50%

Southeast
Cancún			3		1	4	2	429,964
Jalapa			1		1	2	1	207,689
Veracruz	1	1	2			4	1	232,005
Mérida	1				1	2	1	184,396
Total	2	1	6	0	3	12	5	1,054,055	7.60%

Southwest
Acapulco	3	1	1		1	6	2	405,465
Chilpancingo	1					1		71,935
Zihuatanejo	1					1		76,521
Total	5	1	1	0	1	8	2	553,921	4.00%

TOTAL UNITS	60	33	45	20	27	185	60
TOTAL AREA	4,017,201	1,934,547	4,605,719	198,971	3,104,233		13,431*	13,860,678	100.00%
% TOTAL AREA	29.63%	14.27%	33.98%	1.47%	22.90%			100.00%
M2	373,211	179,725	427,886	18,485	288,393			1,287,700
*Seats

CONTROLADORA COMERCIAL MEXICANA
Balance Sheet
	2005-III	2004-III	Var.
Total Assets	27,862,885	26,159,481	6.51%
Current Assets	7,179,489	7,243,587	-0.88%
Cash Temporary investments	607,482	638,922	-4.92%
Trade acount receivable, net	85,996	126,022	-31.76%
Other accounts and notes receivable	1,490,076	1,556,826	-4.29%
Inventories	4,865,443	4,799,925	1.36%
Other current assets	130,492	121,892	7.06%
Long Term	680,585	398,652	70.72%
Accounts and documents receivable,net	0	0	0.00%
Investment in shares of subsidiaries and non-consolidated associated	0	0	0.00%
Other investments	680,585	398,652	70.72%
Property Plant and Equipment	19,608,161	18,154,781	8.01%
Property	19,948,313	18,191,905	9.65%
Machinery and Industrial equipment, net	0	0	0.00%
Other equipment	6,323,097	5,734,222	10.27%
Accumulated depreciation	6,972,479	6,487,019	7.48%
Construction in progress	309,230	715,673	-56.79%
Deferred Assets, net	8,597	4,374	96.55%
Other Assets	386,053	358,087	7.81%
TOTAL LIABILITIES	11,619,223	11,363,785	2.25%
Current Liabilities	7,108,690	6,512,424	9.16%
Suppliers	5,354,903	5,140,410	4.17%
Bank Loans	0	0	0.00%
Stock Market Loans	0	0	0.00%
Income taxes	177,243	0	100.00%
Other liabilities	1,576,544	1,372,014	14.91%
Long Term Liabilities	2,242,300	2,210,648	1.43%
Bank Loans	0	414,036	-100.00%
Stock Market Loans	2,242,300	1,796,612	24.81%
Other Loans	0	0	0.00%
Deferred Credit	2,131,340	2,482,730	-14.15%
Other Liabilitites	136,893	157,983	-13.35%
Consolidated Stock Holders’ Equity	16,243,662	14,795,696	9.79%
Minority Interest	101,537	104,338	-2.68%
Majority Stock Holders’ Equity	16,142,125	14,691,358	9.87%
Contribuited Capital	8,795,492	8,788,050	0.08%
Capital Stock (nominal)	1,737,600	1,737,600	0.00%
Restatement of Capital Stock	6,009,173	6,009,173	0.00%
Paid in Capital	1,048,719	1,041,277	0.71%
Contributions for Future Capital Increase	0	0	0.00%
Earned Capital	7,346,633	5,903,308	24.45%
Retained Earnings and Legal Reserve	9,379,023	7,766,248	20.77%
Reserve for repurchase of units	1,176,307	1,176,291	0.00%
Results from holding Nonmonetary Assets	-4,226,355	-4,074,434	3.73%
Net income	1,017,658	1,035,203	-1.69%
Figures in thousands pesos as of Sept. 30, 2005

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
STATEMENT OF INCOME
	2005-III	%	2004-III	%	VAR %
Net Sales	10,490,793	100.00%	9,760,042	100.00%	7.49%
Cost of Sales	8,322,015	79.33%	7,741,751	79.32%	7.50%
Gross Income	2,168,778	20.67%	2,018,291	20.68%	7.46%
Operating Expenses	1,551,067	14.79%	1,490,088	15.27%	4.09%
Operating Income	617,711	5.89%	528,203	5.41%	16.95%
Integral Results of Financing	113,082	1.08%	-126,802	-1.30%	-189.18%
Interest Expense	216,663	2.07%	72,817	0.75%	197.54%
Interest Income	-28,940	-0.28%	-27,573	-0.28%	4.96%
Foreign Exchange Income	-10,616	-0.10%	-72,612	-0.74%	-85.38%
Restatement of UDIs	489	0.00%	8,187	0.08%	-94.03%
Gain from Monetary Position	-64,514	-0.61%	-107,621	-1.10%	-40.05%
Other Financial Operations	28,282	0.27%	2,321	0.02%	1118.53%
Earnings Before Tax & Profit Sharing	476,347	4.54%	652,684	6.69%	-27.02%
Tax Provision and Employee Profit Sharing	97,589	0.93%	-17,860	-0.18%	-646.41%
Deferred Taxes	31,488	0.30%	123,559	1.27%	-74.52%
Minority Interest	3,448	0.03%	2,300	0.02%	49.91%
Net Earnings	343,822	3.28%	544,685	5.58%	-36.88%
Depreciation & Amortization	181,739	1.73%	165,972	1.70%	9.50%
Ebitda	799,450	7.62%	694,175	7.11%	15.17%
Figures in thousands pesos as of Sept. 30,2005

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
ACUMULATED RESULTS
	2005-III	%	2004-III	%	VAR %
Net Sales	28,711,795	100.00%	27,494,350	100.00%	4.43%
Cost of Sales	22,733,582	79.18%	21,892,352	79.62%	3.84%
Gross Income	5,978,213	20.82%	5,601,998	20.38%	6.72%
Operating Expenses	4,435,843	15.45%	4,356,485	15.85%	1.82%
Operating Income	1,542,370	5.37%	1,245,513	4.53%	23.83%
Integral Results of Financing	202,603	0.71%	-154,684	-0.56%	-230.98%
Interest Expense	432,759	1.51%	183,557	0.67%	135.76%
Interest Income	-56,519	-0.20%	-63,464	-0.23%	-10.94%
Foreign Exchange Loss	-70,576	-0.25%	-94,572	-0.34%	-25.37%
Restatement of UDIs	8,217	0.03%	19,039	0.07%	-56.84%
Gain from Monetary Position	-111,278	-0.39%	-199,244	-0.72%	-44.15%
Other Financial Operations	-45,354	-0.16%	5,371	0.02%	944.42%
Earnings Before Tax & Profit Sharing	1,385,121	4.82%	1,394,826	5.07%	-0.70%
Tax Provision and Employee Profit Sharing	443,074	1.54%	65,697	0.24%	574.42%
Deferred Taxes	-86,135	-0.30%	287,537	1.05%	-129.96%
Minority Interest	10,524	0.04%	6,389	0.02%	64.72%
Net Earnings	1,017,658	3.54%	1,035,203	3.77%	-1.69%
Depreciation & Amortization	524,108	1.83%	530,018	1.93%	-1.12%
Ebitda	2,066,478	7.20%	1,775,531	6.46%	16.39%
Figures in thousands pesos as of Sept. 30,2005

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
Consolidated Statement of Changes in Financial Position
	2005-III	2004-III	Var.
Consolidated Net Income	1,028,182	1,041,592	-1.29%
+ (-) Items Added to Income Which do not Require Use of Cash	351,508	658,930	-46.65%
Cash flow form Net Income of the Year	1,379,690	1,700,522	-18.87%
Cash Flow from Change in Working Capital	-252,645	-821,861	-69.26%
Cash Generated (Used) in Operating Activities	1,127,045	878,661	28.27%
Cash Flow form External Financing	311,890	0	100.00%
Cash Flow from Internal Financing	-134,235	-128,462	4.49%
Cash Flow Generated(Used)by Financing Activities	177,655	-128,462	238.29%
Cash Flow Generated (Used)in Investment Activities	-1,968,219	-1,415,945	39.00%
Net Increase(Decrease)in Cash and Shorts-Term Investments	-663,519	-665,746	-0.33%
Cash and Short Term Investment at the Beginning of Period	1,271,001	1,304,668	-2.58%
Cash and Short Term Investment at the End of Period	607,482	638,922	-4.92%

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
Other data
	2005-III	2004-III	var.
Working Capital	70,799	731,163	-90.32%
Pension Fund and Seniority Premiums	37,580	29,428	27.70%
Executives*	332	330	0.61%
Employers*	32,545	31,348	3.82%
Workers*	699	520	34.42%
Circulation Shares*	1,086,000,000	1,086,000,000	0.00%
Repurchased Shares*	0	0	0.00%
* Numbers in units